                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 3

                                   ----------

                       CALIFORNIA COASTAL COMMUNITIES INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    129915203
                                 (CUSIP NUMBER)

                        FURSA ALTERNATIVE STRATEGIES LLC
                           200 PARK AVENUE, 54TH FLOOR
                             NEW YORK, NY 10166-3399
                                 (212) 922-8200
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 15, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 129915203

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Fursa Alternative Strategies LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]   (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7    SOLE VOTING POWER
     915,366
--------------------------------------------------------------------------------
8    SHARED VOTING POWER
     0
--------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
     915,366
--------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     915,366
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see
     Instructions)                                                           [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (see Instructions)
     IA
-------------------------------------------------------------------------------


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INTRODUCTION:

Mellon HBV Alternative Strategies LLC is filing this Amendment No. 3 to Schedule 13D to disclose (i) that, pursuant to the sale of Mellon HBV Alternative Strategies to Mickey Harley, its chief executive officer, the name of Mellon HBV Alternative Strategies has changed to Fursa Alternative Strategies LLC (the "Reporting Person"), (ii) that the Reporting Person currently holds no actionable intent with regard to influence or change of control of the California Coastal Communities, Inc. (the "Issuer") and (iii) recent transactions of the Reporting Person in Issuer's securities. The Reporting Person retains the right, for itself and for affiliated investment funds and separately managed accounts over which it exercises discretionary authority, to continue to acquire or dispose of securities of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND

(a)    Fursa Alternative Strategies LLC

(b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, 54th Floor, New York, NY 10166-3399.

(c) The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940. The Reporting Person exercises discretionary control on behalf of affiliated investment funds and separately managed accounts with respect to the Company's Shares, and may be deemed the beneficial owner of such shares.

(d, e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been
       (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is organized under the laws of Delaware.

ITEM 4. PURPOSE OF TRANSACTION.

       The discussion under the heading Introduction above is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

(a) As of December 15, 2006, funds affiliated with the Reporting Person and separately managed accounts over which it exercises discretionary authority beneficially own 915,366 shares of the Company's Common Stock, representing approximately 8.4% of the outstanding Common Stock (based on 10,852,708 shares outstanding as disclosed by the Company in its Form 10-Q for the period ended September 30, 2006 and filed with the Commission on November 9, 2006).


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(c)    The table below sets forth transactions in the Issuer's Common Stock that the Reporting Person effected during the past sixty (60) days relating to the Issuer. Each transaction set forth below is a sale.


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
TRADE DATE   ACTION   QUANTITY     PRICE
----------   ------   --------   ---------
10/19/2006   Sell         900    19.605888
10/24/2006   Sell         100        19.49
10/25/2006   Sell        7400    19.678783
10/26/2006   Sell        1000       19.664
10/27/2006   Sell       10000      19.6377
10/30/2006   Sell        2400    19.742916
11/1/2006    Sell         500      19.9513
11/1/2006    Sell         571      19.9513
11/15/2006   Sell        4200    18.426885
11/16/2006   Sell        2300    18.576508
11/17/2006   Sell        4000     18.71225
11/21/2006   Sell        6000    18.782666
11/29/2006   Sell        2600    20.552307
11/30/2006   Sell        4300    20.816279
12/1/2006    Sell        3131    20.974449
12/4/2006    Sell        1200    20.768333
12/5/2006    Sell       20000      21.2748
12/6/2006    Sell        5700    21.239894
12/12/2006   Sell        1000        20.98
12/13/2006   Sell       11100        21.30

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2006

Fursa Alternative Strategies LLC


By: /s/ William F. Harley III
    ---------------------------------
    William F. Harley III
    Chief Investment Officer


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